EXHIBIT 16.2

For Immediate Release

Press Contacts:      Charles T. Jensen                David A. Kaminer
---------------      NeoMedia Technologies, Inc.      The Kaminer Group
                     +(239) 337-3434                  +(914) 684-1934
                     cjensen@neom.com                 dkaminer@kamgrp.com


                   NEOMEDIA SIGNS MERGER AGREEMENT TO ACQUIRE
                    MOBILE VISUAL SEARCH PIONEER MOBOT, INC.

FORT MYERS, Fla., Feb. 9, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), an innovator in wireless services and patented technologies that provide automatic links to Mobile Internet-based information, announced today that it has signed a merger agreement with Mobot(R), Inc., of Lexington, Mass., a pioneer in mobile visual recognition technology. NeoMedia expects the transaction to close this month.
      Charles T. Jensen, NeoMedia's president and CEO, said the acquisition and merger, which was announced in a non-binding Letter of Intent last August, is expected to be completed shortly for an aggregate of $10 million in cash and NeoMedia stock.
       Mobot's visual search technology connects mobile consumers with international brands, including L'Oreal(R), Samsung(R) and Saturn(R), major media companies, including ELLEgirl(R), VIBE(R) and JANE(R) magazines and leading music labels, including WEA (Warner Music Group's U.S. sales and retail marketing company). Mobot campaigns require no changes to existing visual media and work seamlessly with all wireless carriers.
A MOBILE MARKETING BREAKTHROUGH
       "We are leading the way to create and offer new opportunities to marketers, carriers and consumers through the use of mobile camera phones," said Russell Gocht, Mobot's CEO and founder.
       "With our technology, for the first time, brands can use their existing visual properties, such as packages, billboards and print ads, to trigger powerful mobile interactivity."
       Mobot's best-in-class solution requires no download and supports all camera phones in the market, using picture messaging on the handsets to connect with Mobot's visual recognition platform and deliver back SMS, MMS and WAP push interactivity. Now, as part of NeoMedia's (www.neom.com) patented portfolio of mobile marketing-enabling technology, Mobot can provide linkage directly to the Mobile Internet.
`A MOBILE MARKETING SUPERCOMPANY'
       "By acquiring Mobot and pairing its leading-edge applications and products with our patented technology platform, NeoMedia has brought together and pooled the collective talents of two mobile marketing industry leaders and innovators," said Mr. Jensen.
       "NeoMedia's plan is to become a mobile marketing supercompany," Mr. Jensen said. "In the coming months and years, as cellular technology matures as the newest and most exciting advertising and marketing medium, NeoMedia plans to provide a range of solutions, including products and applications offered by Mobot, to stimulate the global growth and acceptance of mobile marketing."
       Mobot will continue to be headquartered in the Boston suburb of Lexington, and its founder Russell Gocht will remain CEO, reporting to Martin Copus, NeoMedia's COO and chief executive of NeoMedia's PaperClick(R) (www.PaperClick.com) wireless business unit.


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CAMERA PHONES EMPOWERING MARKETING
       "Like NeoMedia's patented PaperClick technology, Mobot's technology utilizes camera phones to empower both businesses and consumers with genuinely innovative mobile connectivity," said Mr. Copus.
       "Mobot's application is fast and easy for consumers to use - they simply snap a picture of an enabled ad or other visual, and picture-message it to Mobot for an immediate response," he said. "Media companies and brand marketers in the U.S., Europe and Asia/Pacific are already discovering just how powerful a consumer proposition this is, and we are very excited about adding Mobot's solution and talented team to the NeoMedia fold.


ABOUT NEOMEDIA TECHNOLOGIES, INC.
---------------------------------
NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies, including the PaperClick (www.PaperClick.com) platform, PaperClick for Camera Phones(TM) and the PaperClick Mobile Go-Window(TM) which provide One Click To Content(TM) connectivity for products, print and physical objects to link directly to specific desired content on the mobile Internet. NeoMedia also offers a variety of mobile enterprise solutions, including expertise in homeland security and e-authentication applications, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

ABOUT MOBOT, INC.
-----------------
Mobot, Inc. (www.mobot.com), is a leader in visual search and recognition technology designed to make marketing effective and innovative using mobile devices. Launched in 2004 to help companies cultivate rewarding relationships with the world's 1.5 billion mobile phone users, Mobot gives marketers, content providers and carriers the tools to make it easy for any consumer with a camera phone to interact with their offerings.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark, and PaperClick For Camera Phones, PaperClick Mobile Go-Window and One Click to Content are trademarks of NeoMedia Technologies, Inc. Mobot is a registered trademark and Mobot.com is a trademark of Mobot, Inc. Other trademarks are properties of their respective owners.